Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

National Bank Holdings Corporation:

We consent to the incorporation by reference in the registration statement No. 333-177971 on Form S-1, No. 333-184054 on Form S-3, and No. 333-204071 and No. 333-195785 on Form S-8 of National Bank Holdings Corporation and subsidiaries (the Company) of our reports dated February 26, 2016, with respect to the consolidated statements of financial condition of the Company as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of the Company.

Denver, Colorado

February 29, 2016